Exhibit 99.1

LINKTONE ANNOUNCES INITIATIVE TO REDUCE COSTS THROUGH VOLUNTARY NASDAQ DELISTING AND SEC DEREGISTRATION

Singapore, December 20, 2013 — Linktone Ltd. (NASDAQ: LTON, ASX: LTL) (“Linktone” or the “Company”), a provider of media and entertainment content and services in key strategic markets in Asia, announced today that it intends to voluntarily delist its American Depositary Shares (“ADSs”) from the NASDAQ Global Select Market (“NASDAQ”) and thereafter intends to deregister its ordinary shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company expects the Form 25 to be filed with the Securities and Exchange Commission (the "SEC") to voluntarily delist its ADSs on or about January 2, 2014. Delisting from NASDAQ is expected to become effective 10 days after the filing date of the Form 25.  Linktone will continue to be subject to reporting obligations under the Exchange Act until such time as it can terminate its registration under the Exchange Act.

Following the delisting and provided that the Company continues to meet the applicable legal requirements, Linktone intends to take the necessary steps to deregister its ordinary shares and terminate its reporting obligations under the Exchange Act.  Such deregistration is anticipated to occur in January 2014.

After its ADSs have been delisted from NASDAQ, Linktone expects that the ADSs may be quoted on the Pink OTC Markets Inc. electronic quotation service if market makers commit to make a market in the Company's shares. The Pink Sheets is an electronic network through which participating broker-dealers can make markets and enter orders to buy and sell shares of issuers. However, Linktone can provide no assurance that trading in its ADSs will continue on the Pink Sheets or otherwise. Moreover, Linktone’s ADSs may become more illiquid once they are no longer traded on the NASDAQ, which could negatively impact market prices for the Company's ADSs and make it more difficult for ADS holders to sell their ADSs. For more information about this service, please see www.otcmarkets.com.

Linktone is also listed on the Australian Stock Exchange (the “ASX”).  ADS holders who do not wish to trade on Pink Sheets may convert their ADSs to CHESS Depositary Interests (“CDIs”) which can be traded on the ASX.  Information regarding the conversion process can be found on www.linktone.com/en/ir/shareholder-services.html.

After careful consideration, Linktone’s board of directors decided to delist the Company’s ADSs from NASDAQ and deregister its ordinary shares as it believes that the savings that will benefit shareholders and the Company outweigh the advantages of continuing as a dual-listed, U.S. reporting company. Without the annual accounting and legal costs and administrative burdens associated with SEC reporting obligations, Linktone believes it will be able to reduce its costs while still maintaining appropriate financial controls. Linktone believes that these changes will allow the Company to better focus on its business.

ABOUT LINKTONE LTD.

Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the Group’s various nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

CONTACTS:

Tan Peck Joo, CFO/ Poh Shih Yin, Regional Financial Controller
Tel: +65 6840 3588/ +65 6840 3503
Email: pjtan@ltongroup.com/ shihyin@ltongroup.com

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of risks and uncertainties and you should not place undue reliance on these statements.  Actual results may differ materially from these expectations due to risks and uncertainties including, but not limited to, our ability to realize anticipated benefits and/or cost savings from the deregistration of our ordinary shares, deliver long term shareholder value, our ability to complete and maintain our delisting and deregistration as contemplated or at all, cause our ADSs to trade on the Pink Sheets or any other market, the risk that deregistration of our ordinary shares will not beneficially affect our financial condition and operations and other risks. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.